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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                         For the month of November 2004

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                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1

                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]     Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

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         On November 2, 2004 Fresenius Medical Care AG (the "Company") issued a press release announcing its third quarter and nine months 2004 earnings results. A copy of the press release is furnished as Exhibit 99.1.

         The attached press release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our third quarter and nine months 2004 consolidated financial results presented in accordance with Generally Accepted Accounting Principles in the United States, or GAAP, we have used non-GAAP financial measure of (a) operating income excluding depreciation, amortization, and minority interests, (b) free cash flow, and (c) dialysis product sales to the available external market. These non-GAAP measures are provided to enhance the user's overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-GAAP financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures are included in the attached press release.

         The Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

                                    EXHIBITS

            Exhibit 99.1 Earning press release dated November 2, 2004
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

         DATE: November 2, 2004

                                  FRESENIUS MEDICAL CARE
                                  AKTIENGESELLSCHAFT

                                  By: /s/ DR. BEN LIPPS
                                      ------------------------------------------
                                      Name: Dr. Ben Lipps

                                      Title: Chief Executive Officer and
                                                Chairman of the Management Board

                                  By: /s/ LAWRENCE ROSEN
                                      ------------------------------------------
                                      Name: Lawrence Rosen

                                      Title: Chief Financial Officer